SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                   (Amendment No.   1  )*

                      Lincoln Logs Ltd.
     ___________________________________________________
                      (Name of Issuer)

                Common Stock, $0.01 par value
     ___________________________________________________
               (Title of Class of Securities)

                          533788303
     ___________________________________________________
                       (CUSIP Number)

     Austin W. Marxe, 153 East 53rd Street, 51st Floor,
          New York, New York 10022  (212) 832-5300
     ___________________________________________________
 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                       August 6, 1997
     ___________________________________________________
   (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box   X  .
                                            -----
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                           Page 2 of 4 Pages

Item 1.   Security and Issuer.

          No change.

Item 2.   Identity and Background.

          No change.

Item 3.   Source and Amount of Funds or Other Consideration.

          No change.

Item 4.   Purpose of Transaction.

          The Reporting Persons agreed, as of July 25, 1997, to form a group for the purpose of seeking representation on the Board of Directors of the Company. As of August 6, 1997, the Company agreed to postpone its 1997 Annual Meeting of Shareholders (the "Annual Meeting"), originally scheduled to be held on August 11, 1997, in order to include two of the Reporting Persons' nominees as part of the Company's slate of six directors to be proposed for election at a rescheduled Annual Meeting to be held no later than September 12, 1997. The Company will select the remaining four nominees from the current directors, two of whom will be Richard C. Farr and John D. Shepherd. In return, the Reporting Persons have agreed to vote for such slate of directors at the rescheduled Annual Meeting.

          Except as set forth herein, the Reporting Persons have no plans or proposals to engage in any transactions involving the Company or the securities of the Company, as set forth in Items 4(a)-(j) of the form of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          No change.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

          No change.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1      Letter Agreement, dated August 6, 1997,
               between the Company and Special Situations
               Fund III, L.P.

                                           Page 3 of 4 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 1997

     Special Situations Fund III, L.P.

     By:  MGP Advisers Limited Partnership, General Parnter

     By:  AWM Investment Company, Inc., General Partner

     By:  /s/Austin W. Marxe
          _______________________________________
          Austin W. Marxe, President



     Special Situations Cayman Fund, L.P.

     By:  AWM Investment Company, Inc., General Partner

     By:  /s/Austin W. Marxe
          _______________________________________
          Austin W. Marxe, President



     MGP Advisers Limited Partnership

     By:  AWM Investment Company, Inc., General Partner

     By:  /s/Austin W. Marxe
          _______________________________________
          Austin W. Marxe, President



     AWM Investment Company, Inc.

     By:  /s/Austin W. Marxe
          _______________________________________
          Austin W. Marxe, President



     /s/Austin W. Marxe
     ____________________________________________
     Austin W. Marxe



     /s/Davis M. Greenhouse
     ____________________________________________
     David M. Greenhouse

                                           Page 4 of 4 Pages

                        EXHIBIT INDEX

Exhibit        Description

  1            Letter Agreement, dated August 6, 1997,
               between the Company and Special Situations
               Fund III, L.P.